Ronald J. Stauber
1880 Century Park East
Suite 315
Los Angeles, California 90067
Telephone (310) 556-0080
Facsimile (310) 556-3687

March 8, 2010

Ethan Horowitz, Esq.
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:   Palmdale Executive Homes, Corp.
            File No. 000-52848
         Form 10-K/A for the Fiscal Year Ended December 31, 2008
            Filed March 27, 2009
         Form 10-Q/A for the Quarterly Period Ended September 30, 2009,
            March 31, 2009 and June 30, 2009

Dear Ethan:

Here is the revised language.

The numbers set forth below correspond to the comment numbers in your letter and the amended responsive language with the proposed location in the next filing.

1.             The Form 10-K/A filed on April 6, 2009 will be further amended with the following language added on page 27 immediately before the last paragraph on that page:

An evaluation as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 [the "Exchange Act"]).  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer had initially concluded that those disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Commission's rules and form.  The Company's disclosure controls and procedures were not effective at December 31, 2008 due to the Company's inadvertent failure to include in its Annual Report on Form 10-K or 10-K/A, management's assessment of disclosure controls and procedures.

Material Weaknesses

In January 2010, we made some changes in our disclosure controls and procedures that addressed the material disclosure weakness which resulted in this Form 10K/A and the subsequent Form 10-Q’s for the current quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 omitting the proper disclosures of management’s assessment of disclosure controls and procedures.  Also, we initiated changes in our disclosure controls and procedures that addressed the material weakness.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this report that have materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

2.             The Form 10-Q’s filed on May 12, 2009 (March 31, 2009), July 24, 2009 (June 30, 2009) and November 11, 2009 (September 30, 2009) will be amended with the following language added on page 15 immediately before the last paragraph on that page:

Our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, such as this quarterly report on Form 10-Q, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of our disclosure controls and procedures.  We perform this evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our quarterly reports on Form 10-Q and annual report on Form 10-K.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer are required to conclude on the effectiveness of the disclosure controls and procedures as at the end of the quarter covered by this report.

The Company's disclosure controls and procedures were not effective at each of March 31, 2009, June 30, 2009 and September 30, 2009, due to the Company's inadvertent failure to include in its conclusion in the quarterly reports on Form 10-Q for quarters thereafter ended management's assessment of disclosures controls and procedures.

As a result of our ineffective controls and procedures, we took and are taking measures to enhance the ability of our systems of disclosure controls and procedures to timely identify and respond to changes in the applicable securities filing regulations that are applicable to us.

Securities and Exchange Commission
March 8, 2010

Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

In January 2010, we initiated changes in our internal controls over financial reporting that addressed our material weakness.  We instituted new reporting and approval procedures that have remediated the disclosed material weakness and we further concluded that our internal controls over financial reporting was effective for the prior reported quarter.

3.           The first signature section will be amended to read as follows:

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Management believes that the above added language accurately and adequately discloses the “shortcomings” and the remedial action.

Your courtesies in this matter are greatly appreciated.

Sincerely,

/s/ RONALD J. STAUBER
     __________________
     Ronald J. Stauber

RJS/jp

cc:           Palmdale Executive Homes, Corp.